INTERNATIONAL HEALTH PARTNERS INC.

RECEIVED
2004 OCT 18 A 10:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 5, 2004

04045499

SUPPL

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Attention: Office of International Corporate Finance

Dear Sirs:

**Re: File No. 82-4868 - International Health Partners Inc.
(formerly Canadian Dental Partners Inc.)**

Please accept, for filing, the following documents that include information required to be made public:

- News Release #04-07 dated June 9, 2004
- News Release #04-08 dated September 23, 2004
- News Release #04-09 dated September 27, 2004

Should you have any questions or require further information, please do not hesitate to call me at (403) 264-7664.

Yours truly,
INTERNATIONAL HEALTH PARTNERS INC.

PROCESSED
OCT 19 2004
THOMSON FINANCIAL

Heidi Nellissen
Assistant Corporate Secretary

dlw 10/19

-\hn
Encl.
cc: David McQuaig

C:\MyDocuments\IHPCorporate\Securities Commissions\12G Filing\Oct_05_04

File # 82-4868

PRESS Release

INTERNATIONAL HEALTH PARTNERS INC.

For Immediate Release
Date: June 9, 2004
Close June 8, 2004 - $0.18.5

Trading Symbol: TSX-V: IHP
Shares Outstanding: 15,992,108
Press Release #04-07

INTERNATIONAL HEALTH PARTNERS INC.
NEW APPOINTMENT DIRECTOR OF MARKETING

CALGARY, ALBERTA - International Health Partners Inc. and its Board of Directors is pleased to announce the appointment of Debra Ford to Director of Marketing.

Debra is an experienced marketing communications professional and brings senior marketing management experience from a number of Blue Chip organizations. Much of her career was spent in brand marketing with Multinational consumer products companies. Her areas of expertise include strategic marketing and communications, advertising and promotions, corporate events planning and public relations. David McQuaig, President and Director, reports "Debra Ford is a welcome addition to our team. Her depth of experience in marketing and communications strategy will be an exciting asset to our company." Debra will take overall responsibility for building new patient traffic and marketing the company to the professional community.

International Health Partners is the leading provider of practice management and business support services to dental and medical offices in Alberta. The company manages the business operations and marketing of six dental centres and two medical clinics, thereby allowing affiliated dentists and doctors to focus on delivering quality patient care.

David McQuaig, President and Director

To find out more about International Health Partners Inc. (TSX - V:IHP) visit our website at www@ihp.ca. Investor inquiries, please call Toll-Free 1-877-664-6663 or e-mail investor@IHP.ca.

Investor Relations:

Harbour Financial Inc.
Brian Barbour 403-813-5832
Thomas Hart 403-701-4278

For media inquiries, please contact:

David B. McQuaig, President & CEO
International Health Partners Inc.
Tel.: 403-264-7664

File # 82-4868

PRESS Release

INTERNATIONAL HEALTH PARTNERS INC.

FOR IMMEDIATE RELEASE

Press Release #04-08

Trading Symbol: TSX-V:IHP
Shares Outstanding: 15,992,108
Close: September 22, 2004 - $0.12

JOINT PRESS RELEASE

Calgary, Alberta: September 23, 2004

The University of Calgary (the "University") and International Health Partners Inc. ("IHP") are both pleased to announce that they have resolved all matters between them relating to the discontinuance of IHP's operation of the University Health Centre.

IHP's operation of the University Health Centre was a success and, subject to the one-time costs incurred by the University in transferring the operation of the University Health Centre to IHP, the University made an operating profit as a result of such operation by IHP.

However, the University has determined that there would not be a long-term benefit to it of having the University Health Centre operated by IHP and therefore negotiation of a long-term contract between the parties did not proceed. The University has resumed direct management and operation of the University Health Centre.

The University appreciates the work and effort by IHP and its staff.

David McQuaig, President
International Health Partners Inc.

Dr. Harvey Weingarten, President
The University of Calgary

To find out more about International Health Partners Inc. (TSX - V:IHP) visit our website at www@ihp.ca.
Investor inquiries, please call Toll-Free 1-877-664-6663 or e-mail investor@IHP.ca.

For media inquiries, please contact:

David B. McQuaig, President & CEO
International Health Partners Inc.
Tel.: 403-264-7664

File # 82-4868

PRESS *Release*

INTERNATIONAL HEALTH PARTNERS INC.

For Immediate Release	**Trading Symbol: TSX-V: IHP**
Date: September 27, 2004	**Shares Outstanding: 15,992,108**
Close: September 24, 2004 - $0.12	**Press Release #04-09**

INTERNATIONAL HEALTH PARTNERS INC.
ANNOUNCES CANCELLATION OF PROPOSED
APPLE WELLNESS CENTRE IN AIRDRIE

Calgary-based International Health Partners Inc. ("IHP") announces that it will not be proceeding with a previously announced September 2nd, 2003 letter of agreement with Dr. Sanjay Rajpal, D.D.S., of Airdrie, Alberta, to develop a full service family health and wellness centre to be marketed under the brand name Apple Wellness Centre.

The Corporation is still seeking equity partners to develop the Wellness Centre concept, bringing together a variety of health service providers in one facility to provide one-stop family health services in a boutique environment. Core services such as Family Medicine and Dental services will be provided by Professional partners with administrative and marketing support by IHP.

The Company further announces that it has not renewed the engagement agreement with Harbour Financial Inc. after the initial six months period that expired in July 2004. Management appreciates the efforts by Harbour Financial as investor relations contact for the Company.

International Health Partners is the leading provider of practice management and business support services to dental and medical offices in Alberta. The company manages the business operations and marketing of six dental centres and two medical clinics, thereby allowing affiliated dentists and doctors to focus on delivering quality patient care.

IHP is currently involved in formal discussions for additional acquisition opportunities.

David McQuaig, President and Director

To find out more about International Health Partners Inc. (TSX - V:IHP) visit our website at www@ihp.ca.
Investor inquiries, please call Toll-Free 1-877-664-6663 or e-mail investor@IHP.ca.

For media inquiries, please contact: **David B. McQuaig, President & CEO**
International Health Partners Inc.
Tel.: 403-264-7664